Exhibit 99.5

MANAGEMENT SERVICES AGREEMENT

By and Between

PICEANCE ENERGY, LLC

(COMPANY)

And

LARAMIE ENERGY II, LLC

(MANAGER)

August 31, 2012

MANAGEMENT SERVICES AGREEMENT

THIS MANAGEMENT SERVICES AGREEMENT (this “Agreement”) dated August 31, 2012, is between LARAMIE ENERGY II, LLC, a Delaware limited liability company with offices at 1512 Larimer Street, Suite 1000, Denver, CO 80202 (“Manager”) and PICEANCE ENERGY, LLC (“Company”), a Delaware limited liability company, with offices at 1512 Larimer Street, Suite 1000, Denver, CO 80202. Manager and the Company are hereinafter referred to as a “Party” or the “Parties” as applicable.

Recitals:

A. The Company has been organized by the Manager and Delta Petroleum Corporation, a Delaware corporation (“Delta”), (Laramie and Delta each being Members of the Company), for the purpose of engaging in the Business, including but not limited to the owning and operating certain oil and gas assets in Mesa and Garfield Counties, Colorado (the “Assets”).

B. Pursuant to that certain Amended and Restated Limited Liability Company Agreement of the Company, between Laramie and Delta, dated August 31, 2012 (the “Piceance LLC Agreement”), the Company has determined that effective operation of the business and affairs of the Company and development of its Assets requires the expertise of Manager.

C. The Company desires to engage Manager, and Manager is willing to provide or cause to be provided certain services to the Company as described below and in accordance with the terms set forth in this Agreement.

D. The capitalized terms contained in this Agreement and not otherwise defined herein shall have the meaning attributed to such term in the Piceance LLC Agreement.

In consideration of Ten Dollars ($10.00) and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. APPOINTMENT OF MANAGEMENT COMPANY

1.1 Appointment. The Company hereby appoints the Manager, and the Manager hereby accepts such appointment, to manage and administer the Assets and to provide and/or supervise the provision of the Services (as defined below) described in this Agreement by and on behalf of, and for the account of, the Company, pursuant to and as set forth in this Agreement in accordance with the Piceance LLC Agreement.

1.2 Scope of Authority.

(a) Subject to the Piceance LLC Agreement and Section 1.2(b) below, the Manager shall have sole and exclusive right, responsibility and duty to operate the Company’s Assets. Manager shall perform the duties and obligations herein imposed and conduct all Services in a good, workmanlike, and efficient manner in good faith and in accordance with sound industry practices and standards, subject to the standard of care and limitation on liability set forth in the Piceance LLC Agreement. Subject to the Piceance LLC Agreement, Manager shall be responsible for all of the existing and future Assets, development of the Assets by drilling new wells and acquiring new oil and gas leases within the AMI, and the future sale or other disposition of the Assets.

(b) As set forth in Section 5.6 of the Piceance LLC Agreement, neither the Manager nor the Company shall have any authority to bind or take any action on behalf of the Company with respect to (i) any Major Decision unless such Major Decision has been unanimously approved by the Board of Managers, or (ii) any other action requiring approval of the Board of Managers or the Members without such approval.

1.3 Relationship of the Parties. The Services rendered by the Manager shall be as an independent contractor. Nothing in this Agreement shall be construed to create a joint venture, partnership, mining partnership, or any other similar arrangement between the Company and the Manager, nor to authorize either Party to act as agent for the other Party, except as expressly set forth in this Agreement.

1.4 Legal Ownership. Neither Manager nor its Affiliates shall take title to any Assets owned of record or beneficially by Company during the term of this Agreement. Any addition to the Assets by purchase, lease or otherwise on behalf of Company shall be acquired in the name of Company.

2. SERVICES

2.1 Services to be rendered by Manager to the Company. Subject to the provisions of the Piceance LLC Agreement regarding Major Decisions and other actions requiring the approval of the Board of Managers, Manager shall use commercially reasonable efforts to provide the Company with services for managing and administering the Assets, including but not limited to the following (collectively, the “Services”):

(a) Executive Level Services: all actions necessary to implement decisions of the Company, supervision, oversight, management and control of Manager’s personnel and independent contractors;

(b) Asset Administration and Operating Level Management Services: manage the Assets including (i) marketing of natural gas, oil, condensate, and natural gas liquids, (ii) financing, hedging, and treasury matters, (iii) collection of accounts receivables and payment of accounts payable, (iv) accounting, budgeting, financial reporting, tax preparation and compliance, (v) legal oversight of business operations and contractual matters, (vi) management of lease and land records, (vii) administration and payment of rentals, royalties and other similar costs relating to the administration and maintenance of leases, (viii) acquisition of new leases within the AMI and payment of all bonus monies and other lease acquisition costs, (ix) management of oil and gas reserve and geologic data systems, (x) providing off-site engineering and geoscience technical services (xi) maintenance of insurance, (xii) providing off-site equipment and service procurement (xiii) preparation of written health and safety compliance procedures, (xiv) preparing and monitoring permits, environmental assessments and other regulatory compliance, and (xv) such other services incidental to the foregoing;

(c) Supervision of Company Personnel and Contractors: supervise, manage, and control the following oil and gas field development expenditures which shall be performed by field level personnel employed and/or contracted and paid directly by the Company but supervised by Manager: (i) all labor and associated costs of field employees and contractors engaged in drilling, completion, workovers, maintenance, permitting, regulatory compliance, road, pad and pipeline construction, and operations, (ii) all third party provided drilling, completion, and well workover services, equipment, and materials, (iii) day-to-day oil and gas field operations, (iv) all direct supervision of field employees, contract labor, or third party contractors engaged in drilling, completion, workovers, maintenance, permitting, regulatory compliance, road, pad, and pipeline construction and operations, (v) all on-site engineering, geosciences, regulatory, and permitting technical and procurement services, (vi) environmental compliance, (vii) all procuring of abstracts, title examinations and curative activities, and (viii) other incidental services;

(d) Contract for Services: contract for the services required by Manager, in its reasonable discretion, to assist Manager in the performance of any of its duties and responsibilities under this Agreement, as Manager deems advisable, in its reasonable discretion;

(e) Agreement Compliance: cause the Company to comply with the terms and provisions of all agreements relating to the Assets to which Company is a party or to which the Assets are subject, including the Third Party Agreements (as defined below), and including managing and advising the Company regarding the Company’s rights, obligations and elections with respect to any Joint Operating Agreements;

(f) Permitting/Reporting: cause the Company to obtain and maintain all licenses, permits, environmental assessments, and other necessary governmental authorizations and to file with appropriate governmental entities all required reports or other information necessary with respect to the ownership of the Assets and the conduct of Company’s business and operations with respect thereto;

(g) Claims Management: act as an advocate on behalf of the Company in connection with the investigation, evaluation, appraisement, demand, response, negotiation, resolution and settlement of claims related to the Assets; and, at the Company’s expense, assume the defense of, handle, investigate or settle all claims, demands, causes of action, lawsuits and other proceedings which relate in any way to the Assets or the duties performed pursuant to this Agreement; provided, however, that Manager shall obtain the approval of the Board of Managers (including pursuant to Section 5.6 of the Piceance LLC Agreement where applicable) to enter into a settlement of any claim or action which will have a net cost to the Company exceeding $250,000 in any single case or $1,000,000 in the aggregate in any twelve-month period;

(h) Compliance with Laws: (i) comply in all material respects with all applicable leases, (ii) secure in the name of the Manager or the Company, where appropriate, all permits and nongovernmental approvals necessary to perform the Services, (iii) initiate and maintain procedures necessary to comply with applicable provisions of all laws, (iv) prepare and deliver to the applicable government authority all reports required for the Assets;

(i) Insurance: coordinate with the Company to cause the Company to maintain or cause to be maintained insurance and performance bonds with respect to the Assets as is specified in the Piceance LLC Agreement, or as otherwise reasonable and customary in the industry; and

(j) Other: such other duties and services reasonably incidental to the foregoing which Manager deems to be necessary to comply with this Agreement.

2.2 Sales of Production. Manager shall have the right and authority to negotiate sales contracts with third party purchasers for any oil, condensate, natural gas liquids, or natural gas produced by or for the account of Company on such terms and conditions as Manager reasonably deems appropriate in the best interests of Company. Manager shall cause the Company to execute and deliver any and all sales contracts, transfer orders, division orders and other instruments that may, at any time, be required by any purchasers of production from the applicable Assets, or by the Manager for the purposes of effectuating the payment of the proceeds from sales of production.

2.3 Third Party Agreements. The Parties acknowledge that the Assets were contributed to the Company subject to applicable unit agreements, lease agreements, surface use agreements, operating agreements, gas gathering, gas processing, and gas sales and other agreements (the “Third Party Agreements”). Manager agrees that all actions and decisions made by Manager regarding the Assets shall be in accordance with the Third Party Agreements. Manager shall negotiate and cause the Company to execute all amendments to existing Third Party Agreements and additional agreements (which additional agreements shall be part of the Third Party Agreements) affecting the Assets which the Manager reasonably believes are necessary or desirable in connection with the ownership, operation, production and maintenance of the Assets or to perform any of its duties hereunder.

2.4 Personnel Matters. Manager throughout the term hereof shall employ or engage, adequate professional, supervisory, and managerial employees or independent contractors necessary to perform the Services described in Section 2.1(a) and 2.1(b) and shall cause the Company to employ or engage adequate field level employees or independent contractors necessary to perform all field level and operational activities contemplated hereunder, including the Services described in Section 2.1(c). It is expected that such existing field level and operational employees of the Manager as are required to maintain the Assets as contemplated under this Agreement shall be assigned by the Manager to the Company and shall be employees of the Company as of the Effective Date and all future field operating personnel engaged in such activities shall be employed or contracted directly by the Company. Manager shall comply in all material respects with all applicable laws relating to employment or health and safety of workers, including OSHA and similar state and local laws.

2.5 Receipt of Proceeds of Production and Payment of Expenses. All revenues and income of the Company shall be and remain the property of the Company and no such revenues or income shall be retained by Manager. Manager shall deposit or cause to be deposited all proceeds which the Company is entitled to receive under Third Party Agreements or otherwise into an account in the name of the Company specified by the Company. To the extent received by Manager, Manager shall promptly provide to the Company all invoices or bills for debt service, taxes payable by the Company, royalties, overriding royalties and other burdens on production, lease acquisition costs, goods, services, amounts payable under operating agreements, the Management Fee, and expenditures related to the business of the Company to allow the Company to timely pay such costs and expenses.

2.6 Compliance and Safety Audit Rights. All Members shall have the right to audit the Manager’s records, procedures, and performance relating to compliance with all regulations and Manager’s safety policies; provided that such right shall be at a requesting Member’s sole cost and expense and shall be exercised no more than once per calendar year. Manager shall make all records relating to such compliance and safety policies available for inspection, during normal business hours, upon five business days’ prior notice.

2.7 Other Activities. The Manager’s primary activity shall be to provide the services contemplated herein to the Company. It is understood and agreed that Manager may provide similar services for its own account outside of the AMI and that Manager owns oil and gas assets outside of the AMI. The Company agrees that Manager shall be free to pursue other activities outside of the AMI, or new opportunities within the AMI that Company’s Board of Managers has rejected, and that the Company shall have no interest therein, so long as such activities do not detract from the Manager’s delivery of the services provided hereunder.

2.8 Reimbursements. In connection with providing the Services, if and to the extent that Manager pays or advances reasonable expenses on behalf of the Company which are not otherwise taken into account for payment under Section 4.1, the Company agrees to reimburse Manager for such expenses; provided that such expenses shall not relate to payments for services the Manager is obligated to provide hereunder. The Parties acknowledge and agree that Manager shall have no duty or obligation to advance expenses or any funds to, or on behalf of, the Company. Each invoice delivered by Manager to the Company pursuant to Section 4.1 shall include the calculation of the expenses which are the subject thereof, together with supporting documentation.

3. RECORDS, FINANCIAL REPORTING AND BANK ACCOUNTS

3.1 Books and Records. Manager agrees to prepare and to cause the Company to maintain complete and accurate books and records with respect to the Services and to cause the Company to retain the same for a period of not less than seven (7) years after completion of the Services. The Company and its Members and duly authorized representatives shall have access at all reasonable times to such books and records.

3.2 Financial Reports. Manager shall maintain complete and accurate books of account of the Company’s affairs at the principal office of the Company in accordance with GAAP and shall deliver to the Company’s Members the financial statements and reports listed in Section 10.4 of the Piceance LLC Agreement. .

3.3 Bank Accounts. Manager shall establish and maintain for and in the name of the Company one or more bank and/or investment accounts or arrangements as determined by the Company. All Company funds shall be deposited in such account(s) and shall not be commingled with funds of the Manager or any other person or entity. All deposits to and disbursements from such account(s) shall be made only for proper Company purposes and shall be signed or authorized by Manager’s Chief Financial Officer or Chief Executive Officer. Copies of all monthly statements for all such accounts shall be available at the request of a Member.

4. COMPENSATION

4.1 Manager shall be compensated for its Services under the terms of this Agreement in an amount equal to $650,000 per month (the “Management Fee”) due on the first day of each month and commencing with the month that this Agreement becomes effective.

The Management Fee shall reimburse the Manager for its general and administrative overhead expenses incurred in providing the Services, including:

(a) salaries and employee benefits for Manager’s Denver and Grand Junction employees or contractors engaged in the Services outlined in Sections 2.1(a) and 2.1(b) (i.e. Manager’s executives, engineers and technicians, geologists, land administration staff, accountants and accounting staff, regulatory and compliance staff, office administration staff, and professional level consultants or contractors, but not to include the Company’s field operations level staff or contractors);

(b) Manager’s Denver and Grand Junction office rent;

(c) third party costs for the Manager’s own accounting, legal services, IT, audit and tax preparation, including outside contract costs for the Services described in this Section 4.1(c) and 4.1(a);

(d) communication costs of the Manager’s Denver and Grand Junction offices or Manager’s employees;

(e) Manager’s Directors & Officers insurance and office property insurance; and

(f) Manager’s office expenses, dues, subscriptions, supervisory employee travel expenses, and miscellaneous expenses.

4.2 For the avoidance of doubt, the following lease operating expenses, capital expenditures, royalties, taxes, and other charges shall be borne directly by the Company and are not included in Manager’s general and administrative expenses that are intended to be compensated by the Management Fee:

(a) salaries and employee benefits and customary allowances for oil and gas field supervisors and field employees directly engaged in field operations, maintenance, construction, surveying, well remedial work, equipment movement and drilling, oversight of drilling operations, oversight of completion operations, safety, permitting, regulatory compliance and environmental activities;

(b) fees of any consultants or contractors engaged in the activities outlined in 4.2(a);

(c) transportation costs of Manager’s employees, consultants, and contractors engaged in field level operations;

(d) costs of contractors, equipment, and materials to maintain the Company’s surface lands;

(e) costs and expenses necessary for the repair or replacement of the Assets resulting from damages or losses incurred, provided that damages or losses due to the Manager’s gross negligence shall not be reimbursed hereunder;

(f) all legal services for the Company’s affairs including without limitation contract preparation, recording fees and legal costs of handling, settling, or otherwise discharging litigation, claims, and liens incurred or resulting from operations of the Assets;

(g) costs for procuring abstracts and fees paid to attorneys for title examinations, and curative work;

(h) all ad valorem, severance, sales, and other taxes and permitting fees assessed or levied upon the Assets or the production therefrom (including the costs of any tax consultations required for matters regarding ad valorem, severance, or sales taxes);

(i) premiums paid for insurance required to conduct operations and for the protection of the Company including (i) worker’s compensation, (ii) comprehensive general public liability, bodily injury, and property insurance, (iii) automobile bodily injury and property damage liability insurance, (iv) umbrella liability, (v) operator’s extra expense insurance, and (vi) control of well insurance;

(j) costs of acquiring, leasing, installing, operating, and maintaining communication facilities or systems including field telemetry systems, between the well equipment and the Manager’s field offices directly and its Denver office;

(k) costs incurred for technical services for permits, environmental assessments, and other regulatory matters to comply with ecological, environmental, and safety laws or standards required by regulatory authorities including OSHA, EPA, BLM, U.S. Forest Service, Colorado Oil and Gas Conservation Commission, the Colorado Dept. of Wildlife, and local municipalities and counties;

(l) costs incurred for abandonment and reclamation of the Assets;

(m) expenditures for drilling and completion of the Company’s oil and gas and disposal wells;

(n) expenditures for any well undergoing any type of workover, recompletion, and/or abandonment of the Company’s wells;

(o) expenditures for constructing, repairing, and maintaining roads, pads, gathering lines, facilities, buildings, compressors, and production equipment;

(p) lease rentals, shut-in well payments, royalties, burdens, minimum royalties, surface use and related payments;

(q) lease bonuses and renewals or extensions thereof;

(r) cost of the Company’s audit, independent reserve report, and Federal and state tax preparation services;

(s) legal and third party technical fees relating to the evaluation and documentation of a Company Opportunity; and

(t) such additional amounts as may be required for the transition costs of taking over the administration of the Delta Assets (as defined in that certain Contribution Agreement dated as of June 4, 2012 among Manager, Company and Delta) and any unforeseen legal, environmental, or regulatory matters relating to the Delta Assets that Manager may be required to incur.

5. DURATION AND TERMINATION

5.1 Term. This Agreement shall be effective from the date first written above and shall continue until the removal or resignation of Manager, or until the dissolution of the Company or a merger, sale of substantially all equity interests in or assets of the Company or similar business combination transaction.

5.2 Removal of the Manager. The Company may remove Manager without cause only with unanimous approval of the Board of Managers or in the event that Laramie sells all of its Units to an unrelated entity (where Delta had tag along rights but declined to exercise them), provided, that any party to become successor manager must satisfy the requirements of Section 5.6(n) of the Piceance LLC Agreement. The non-managing Member may remove Manager for cause, where cause shall mean gross negligence or willful misconduct, bankruptcy, or Manager’s material breach of this Agreement that remains uncured for 30 days after notice of such breach has been provided.

5.3 Effect of Termination. Any termination hereunder shall not affect Manager’s obligation to complete the Services previously undertaken prior to the notice of termination or the Company’s obligation to compensate for such Services. All funds in the possession of Manager belonging to the Company which have not been expended or previously contractually committed shall be returned to the Company upon termination of this Agreement.

6. OWNERSHIP OF WORK PRODUCT AND CONFIDENTIALITY

6.1 Work Product. The work produced by Manager under the terms of this Agreement, including, without limitation, all work papers, drafts, notes, reports, extracts and other written or electronic recordings, developed in connection with the performance of the Services hereunder (“Work Product”) shall be the property of the Company. Manager shall have no right or interest in any such Work Product, and may only use such Work Product to perform Services hereunder, all in accordance with the limitations, duties and obligations imposed by this Agreement, including this Article 6.

6.2 Confidentiality. Manager, its employees, agents and representatives agree to maintain the confidentiality of all Confidential Information in accordance with the provisions of Section 14.3 of the Piceance LLC Agreement.

7. LIABILITY AND INDEMNIFICATION

7.1 Indemnification by Company. Manager shall not be liable to the Company, and the Company shall defend, indemnify, and save and hold harmless the Manager and its shareholders, directors, members, managers, partners, officers, employees, agents, and contractors (“Manager Indemnified Parties”), from and against, and shall promptly reimburse each Manager Indemnified Party with respect to any act or omission of Manager arising out of or relating to the provision of Services hereunder made in good faith and in the belief that such act or omission is in or is not opposed to the best interests of the Company; provided that such act or omission does not violate the standard of care required under Section 5.14 of the Piceance LLC Agreement for the Sole Manager to be indemnified by the Company under that Agreement. Notwithstanding the foregoing, the Company shall not be liable for any consequential loss or damage, including loss of profits.

7.2 Indemnification by the Manager. The Manager shall defend, indemnify, and save and hold harmless the Company and its Members and their respective shareholders, directors, members, managers, partners, officers, employees, agents, and contractors (the “Non-Manager Indemnified Parties”) from and against, and shall promptly reimburse each Non-Manager Indemnified Party with respect to, any and all actual loss, cost, expense, liability, fine, obligation or damage paid, incurred, or suffered by such Non-Manager Indemnified Party arising out of or relating to the provision of Services hereunder, but only to the extent that the same arise from or are attributable to (i) the material breach of any representation, warranty, covenant, or agreement of the Manager contained in this Agreement (excluding any covenant or agreement relating to the performance of the Services); or (ii) the Manager’s gross negligence, fraud, willful misconduct or willful violation of law in performing the Services under this Agreement. Notwithstanding the foregoing, Manager shall not be liable for any consequential loss or damage, including lost production or loss of profits.

8. MISCELLANEOUS

8.1 Covenants. The Parties agree to reasonably cooperate with one another and provide necessary support services as reasonably required in order to facilitate the performance of the Services set forth in this Agreement.

8.2 Entire Agreement. The Parties acknowledge that this Agreement, with the Contribution Agreement and the Piceance LLC Agreement, embodies the entire understanding and agreement among the Parties and supersedes any and all prior negotiations, understandings, or agreements in regard thereto. This Agreement may not be modified or amended except in writing, duly signed by the authorized representatives of the Parties hereto.

8.3 Interpretation and Conflict. This Agreement shall be interpreted and construed under the laws of the State of Colorado, without regard to its conflicts of law provisions.

8.4 Modification and Waiver Agreement. No waiver, amendment or modification, including those by custom, usage or trade or course of dealing, of any provision of this Agreement will be effective unless in writing signed by the Party against whom such waiver, amendment or modification is sought to be enforced. Performance of any obligation required of a Party under this Agreement may be waived only by a written waiver signed by a duly authorized officer or Company of the other Party and such waiver shall be effective only with respect to the specific obligations described in that waiver. Any amendment of this Agreement is subject to the requirements of the Piceance LLC Agreement.

8.5 Notices. All notices, payments and other requirements and communications under this Agreement shall be writing and addressed to the respective addresses of each Party as set forth in the first paragraph of this Agreement. All notices shall be given (i) by personal delivery; or (ii) by electronic communication, with a conformation simultaneously signed by registered or certified mail, return receipt requested, or (iii) by registered or certified mail, return receipt requested. All notices shall be effective and shall be deemed delivered (i) if by personal delivery on the date of delivery, if delivered during normal business hours, and if not delivered during normal business hours, on the next business day following receipt; (ii) if by electronic communication on the next day following receipt of the electronic communication; and (iii) if solely by mail, on the next business day after actual receipt. The Parties may change their respective addresses by notice as provided in this Section.

8.6 Assignment. This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and permitted assigns; provided, however, that this Agreement may not be assigned by Manager without the unanimous consent of the Company’s Board of Managers, unless Manager is selling all of its Units in the Company to a purchaser that satisfies the requirements of Section 5.6(n) of the Piceance LLC Agreement. Any assignment in violation of the foregoing shall be void.

8.7 Representations. Each of the Parties represents, warrants and covenants to the other Party that it is fully authorized to enter into this Agreement and that the person that is appearing on its behalf is duly authorized to represent such Party in the terms of this Agreement.

[Signature Page to Follow]

Executed by the Parties as of the day and year first written above.

COMPANY:

PICEANCE ENERGY, LLC

By:	Bruce L. Payne
Its:	President & Chief Financial Officer

MANAGER:

LARAMIE ENERGY II, LLC

By:	Robert S. Boswell
Its:	Chief Executive Officer